BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com


03045428

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Boss Gold Corp. (formerly Cora Resources Ltd.) (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 19, 2003:

A. Copy of Form 19 Special Resolution dated September 12, 2003 altering the memorandum of the Issuer to change the Issuer' name from Cora Resources Ltd. to Boss Gold Corp.

B. Copy of Letter of Transmittal sent to shareholders;

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly report on BC Form 51-901F

D. Copies of news releases issued during the relevant period.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copy of TSX Venture Exchange letter of approval.

dlw 1/7

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

Certificate of
Incorporation No. 230487

FORM 19 (Section 348)

COMPANY ACT

SPECIAL RESOLUTIONS

The following Special Resolutions were passed by the members of the undermentioned Company on the date stated:

Name of Company: **Cora Resources Ltd.**

Date Resolutions Passed: February 25, 2002

Resolutions:

"UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 10,075,864 shares are issued and outstanding, into 33,333,333.33 shares without par value, of which 3,358,621.33 shares will be issued and outstanding, every three (3) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the name of the Company be changed from Cora Resources Ltd. to Boss Gold Corp. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;"

The Altered Memorandum is attached.

CERTIFIED A TRUE COPY this 12th day of September, 2003.



Anthony J. Beruschi

Solicitor
(Relationship to Company)

"COMPANY ACT"

BOSS GOLD CORP.

ALTERED MEMORANDUM

(as altered by Special Resolution passed February 25, 2002)

1. The name of the Company is BOSS GOLD CORP.

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

82-4531

CORA RESOURCES LTD

501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Telephone: (604) 669-5819

CONSOLIDATION AND NAME CHANGE OF CORA RESOURCES LTD.

TO STOCKHOLDERS OF CORA RESOURCES LTD.

At an Extraordinary General Meeting of Members of the Company held on February 25, 2002, members of the Company approved, by way of Special Resolution, a change of the Company's name to **Boss Gold Corp.** and a consolidation of the Company's shares with every three (3) common shares of Cora Resources Ltd. being consolidated into one (1) common share of Boss Gold Corp.

Accompanying this Notice is a Letter of Transmittal which should be completed and returned as soon as possible together with your present certificates of Cora Resources Ltd. in person or by registered mail to the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

This Letter of Transmittal contains explanatory notes, which should be carefully read and understood by each stockholder forwarding share certificates to Computershare Trust Company of Canada, and stockholders are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is November 19, 2003.

Dated this 19th day of November, 2003.

CORA RESOURCES LTD.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

LETTER OF TRANSMITTAL

TO: Computershare Trust Company of Canada, Stock Transfer Department
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Re: Cora Resources Ltd.

Dear Sir or Madam:

The undersigned, representing that he has full power to do so, hereby delivers to you the following share certificate(s) of **Cora Resources Ltd.** for shares in **Boss Gold Corp.**:

Certificate Number	Registered Holder	Number of Shares

The shares represented by the above certificate(s) are hereby surrendered in exchange for shares as issued by consolidation on the basis that ONE (1) share of **Boss Gold Corp.**, the consolidated company, will be issued for every THREE (3) shares of **Cora Resources Ltd.** previously issued and hereby surrendered.

You are hereby authorized and directed to issue new share certificate(s) of **Boss Gold Corp.** in the name and address shown below.

PLEASE PRINT CLEARLY

____
(Registered in the Name of)

____
(Street and Number) (City) (Province) (Postal Code)

Dated this _______ day of ______________, 20___.

____
Signature of Stockholder

NOTE:

This Transmittal Letter, together with your share certificate(s), should be delivered in person or sent by registered mail to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and not the business or registered office of the Company. SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1. CERTIFICATE(S) WHICH MUST BE ENDORSED

If you request that certificate(s) be registered in the name or names other than the name shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian chartered bank or Medallion signature guaranteed by a bank or brokerage firm, or in some other manner satisfactory to Computershare Trust Company of Canada.

2. CERTIFICATES NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate surrendered.

3. CHARGE FOR NEW CERTIFICATES

Each registered stockholder of **Cora Resources Ltd.** is entitled, without charge, to have issued to him one certificate under the Company's consolidated name of **Boss Gold Corp.,** for each certificate surrendered that is to be issued in the same name as that shown on the certificate surrendered. A fee of $3.50, however, must be remitted for each additional certificate required.

4. FRACTIONS

No fractional shares will be issued. Share fractions will be rounded down.

82-4571

03 DEC 30 7:21



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

__X__ Schedule A

_____ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BOSS GOLD CORP. (FORMERLY CORA RESOURCES LTD.)	**September 30, 2003**	**03/11/27**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**03/11/27**
"Irvin Ridd"	**IRVIN RIDD**	**03/11/27**

(Electronic signatures should be entered in "quotations")

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 and 2002
(Unaudited – Prepared by Management)

2

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2003 and December 31, 2002
(Unaudited – Prepared by Management)

ASSETS	(Unaudited) 2003	(Audited) 2002
Current		
Cash	$ 2,160	$ 1,329
Accounts receivable	5,041	3,190
Prepaid expenses	3,563	3,000
	10,764	7,519
Capital assets – Note 3	1,032	1,253
	$ 11,796	$ 8,772
LIABILITIES		
Current		
Accounts payable – Note 4	$ 719,046	$ 604,907
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	3,175,851	3,175,851
Deficit	(3,883,101)	(3,771,986)
	(707,250)	(596,135)
	$ 11,796	$ 8,772

APPROVED BY THE DIRECTORS:

"Douglas Brooks" ______________________, Director

"Irvin Ridd" ______________________, Director

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Administrative Expenses				
Accounting, audit and legal fees	$ 3,299	$ 4,780	$ 11,390	$ 16,187
Amortization	73	97	220	292
Consulting	-	-	-	1,050
Transfer agent and filing fees	3,615	2,781	6,542	12,347
Interest	14,514	10,183	40,468	29,630
Management fees	7,500	7,500	22.500	22,500
Office, rent and miscellaneous	10,191	6,705	29,995	33,255
Net loss before other item	(39,192)	(32,046)	(111,115)	(115,261)
Other item				
Write-down of resource properties deferred costs	-	(15,113)	-	(15,113)
Net loss for the period	(39,192)	(47,159)	(111,115)	(130,374)
Deficit, beginning of period	(3,843,909)	(3,684,266)	(3,771,986)	(3,601,051)
Deficit, end of period	$ (3,883,101)	$ (3,731,425)	$ (3,883,101)	$ (3,731,425)
Basic and diluted loss per share	$ (0.004)	$ (0.003)	$ (0.011)	$ (0.011)
Weighted average number of shares	10,075,864	10,075,864	10,075,864	10,075,864

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Operating Activities				
Net loss for the period	$ (39,192)	$ (47,159)	$ (111,115)	$ (130,374)
Add items not involving cash:				
Amortization	73	97	220	292
Write-down of resource properties deferred costs	-	15,113	-	15,113
	(39,119)	(31,949)	(110,895)	(114,969)
Changes in non-cash working capital item related to operations:				
Accounts receivable	(1,420)	(52)	(1,851)	(1,316)
Prepaid expenses	562	(512)	(563)	(512)
Accounts payable	40,540	31,173	114,140	116,715
Increase (decrease) in cash during the period	563	(1,340)	831	(82)
Cash, beginning of period	1,597	1,873	1,329	615
Cash, end of period	$ 2,160	$ 533	$ 2,160	$ 533
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months and nine months ended September 30, 2003 and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

On November 18, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name from Cora Resources Ltd. to Boss Gold Corp. The Company's shares are listed for trading on the NEX board of the TSX Venture Exchange.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of

accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees

Note 2 Summary of Significant Accounting Policies – (cont'd)

with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 1,009	$ 333	$ 476
Office furniture	1,388	689	699	874
	$ 2,730	$ 1,698	$ 1,032	$ 1,350

Note 4 Related Party Transactions

At September 30, 2003 accounts payable included $2,000 (2002: $Nil) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, September 30, 2003, December 31, 2002, and 2001	10,075,864	3,175,851

8



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BOSS GOLD CORP. (FORMERLY CORA RESOURCES LTD.)	**September 30, 2003**	**03/11/27**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**03/11/27**
"Irvin Ridd"	**IRVIN RIDD**	**03/11/27**

(Electronic signatures should be entered in "quotations")

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
QUARTERLY REPORT - FORM 51
for the nine months ended September 30, 2003
(Unaudited – Prepared by Management)

Schedule A: Financial Information
- See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   - See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:

   a) Authorized share capital:
      - See Note 5 of the Financial Statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 5 of the Financial Statements

   c) Summary of option, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
- See attached

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
QUARTERLY REPORT – FORM 51
for the nine months ended September 30, 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis

Results of Operations

Boss Gold Corp. (formerly Cora Resources Ltd.) (the "Issuer") incurred a net loss of $111,115 ($0.011 per share) for the period ended September 30, 2003, as compared to a loss of $115,261 ($0.011 per share) for the period ended September 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and interest charges.

Corporate Reorganization

On November 18, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name from Cora Resources Ltd. to Boss Gold Corp.

Management

The Issuer's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

Inactive Status

On August 18, 2003 the Issuer was transferred to the NEX board of the TSX Venture Exchange and its shares now trade with the symbol BOZ.H.

TSX Venture Exchange, pursuant to its policies, declared the Issuer inactive on November 21, 2000. The Issuer filed its reactivation plan, which was accepted, and was given until May 22, 2002 to complete its reactivation. With the announcement of the proposed change of business on February 28, 2002, the Issuer's shares were halted from trading and its shares resumed trading on August 28, 2003.

Acquisition of Interactive Games

On February 27, 2002, the Issuer announced it had entered into a letter of intent with Cyber-Cinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of the Issuer at a deemed price of $1.00 per share. The games require refurbishing and upgrading to DVD format to be marketable, which the Issuer proposed to undertake.

On August 22, 2003 the Issuer announced that it will not be proceeding with the change of business through the acquisition of Cyber and the related $10,000,000 private placement.

Investor Relation Activities

No investor relation activities were undertaken on behalf of the Issuer during the nine months ended September 30, 2003. The Issuer conducted investor relation activities through its directors.

BOSS GOLD CORP.
(FORMERLY CORA RESOURCES LTD.)
QUARTERLY REPORT – FORM 51
for the nine months ended September 30, 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis – (cont'd)

Liquidity and Continuing Operations

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital.

If the Issuer was unable to continue as a going concern it is likely that amounts realized from the sale of assets would be significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

Outlook

The Issuer's Board of Directors is reviewing possible acquisitions focusing on natural resources opportunities.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

November 18, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

SHARE CONSOLIDATION AND NAME CHANGE TO TAKE EFFECT

Cora Resources Ltd. has been advised by the TSX Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Company's name to **Boss Gold Corp.** will become effective tomorrow, November 19, 2003. The new trading symbol of the Company will be **BOZ.** Shareholders of Cora approved the share consolidation and name change at the Company's Extraordinary General Meeting held on February 25, 2002.

CORA RESOURCES LTD.

"Douglas B. Brooks"
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

BOSS GOLD CORP.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

November 28, 2003

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Boss Gold Corp. announces today the results from its operations for the nine-month period ended September 30, 2003. Boss Gold Corp. incurred a net loss of $111,115 ($0.011 per share) for the period ended September 30, 2003, as compared to a loss of $115,261 ($0.011 per share) for the period ended September 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and interest charges.

BOSS GOLD CORP.

"Douglas B. Brooks"
Douglas B. Brooks, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 18, 2003

Item 3. **Press Release**

Press Release dated November 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has been advised by the TSX Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Issuer's name to **Boss Gold Corp.** will become effective tomorrow, November 19, 2003.

Item 5. **Full Description of Material Change**

The Issuer has been advised by the TSX Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Issuer's name to **Boss Gold Corp.** will become effective tomorrow, November 19, 2003. The new trading symbol of the Issuer will be **BOZ.** Shareholders of the Issuer, approved the share consolidation and name change at the Issuer's Extraordinary General Meeting held on February 25, 2002.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of November, 2003.

"Douglas Brooks"
Douglas Brooks, President

82-4521

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 28, 2003

Item 3. **Press Release**

Press Release dated November 28, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces summary financial results for the nine-month period ended September 30, 2003.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its operations for the nine-month period ended September 30, 2003. The Issuer incurred a net loss of $111,115 ($0.011 per share) for the period ended September 30, 2003, as compared to a loss of $115,261 ($0.011 per share) for the period ended September 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and interest charges.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 28th day of November, 2003.

"Douglas B. Brooks"
Douglas Brooks, President

82-4521


TSX
TSX venture
EXCHANGE

November 18, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

RE: BOSS GOLD CORP. ("BOZ.H")
[formerly Cora Resources Ltd. ("KRA.H")]
Name Change and Consolidation – Submission No. 86498

This is to confirm that pursuant to a special resolution passed by shareholders on February 25, 2002, the Company has consolidated its capital on a 3 old for 1 new basis. The name of the Company has also been changed from Cora Resources Ltd. to Boss Gold Corp.

Effective at the opening **on Wednesday, November 19, 2003**, the common shares of Boss Gold Corp. will commence trading on TSX Venture Exchange, and the common shares of Cora Resources Ltd. will be delisted. The Company is classified as a 'Mining' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,



Gary Lee
Corporate Analyst
Corporate Finance

GL\le
Cc: Cora Resources Ltd.

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